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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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This Form 6-K consists of the following:

1.             Press release issued by ABB Ltd dated July 1, 2020, titled “ABB completes divestment of Power Grids to Hitachi”.

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ZURICH, SWITZERLAND, JULY 1, 2020

ABB completes divestment of Power Grids to Hitachi

– Hitachi ABB Power Grids joint venture starts operations

– ABB’s portfolio focused on industrial customers

– Net cash proceeds to be returned to shareholders as planned

ABB today reached a significant milestone in the company’s transformation towards a decentralized global technology company, with the completion of the divestment of 80.1 percent of its Power Grids business to Hitachi, as planned.

The divestment allows ABB to focus on key market trends and customer needs such as the electrification of transport and industry, automated manufacturing, digital solutions and increased sustainable productivity.

“Today’s announcement marks an important turning point in the history of ABB. Since announcing our intention to divest Power Grids to Hitachi, ABB has made significant progress in becoming a more customer-focused and simplified organization. We believe Hitachi is the best owner for Power Grids and its next stage of development, building on the solid foundation achieved under ABB’s previous ownership,” said Peter Voser, Chairman of the Board of Directors of ABB. “ABB remains committed to using net cash proceeds from the transaction for a share buyback program. Our goal is to execute this in an efficient and responsible way, taking account of the prevailing circumstances.”

Consistent with ABB’s capital structure optimization program, ABB plans to return to shareholders net cash proceeds of $7.6–7.8 billion from the sale of Power Grids. ABB initially intends to launch a share buyback program of 10 percent1 of the company’s issued share capital shortly after the release of its second quarter 2020 financial results. This represents about 180 million shares, when excluding treasury shares.

The share buyback program will be executed on a second trading line on the SIX Swiss Exchange and is planned to run until the company’s Annual General Meeting (AGM) on March 25, 2021. At the AGM, ABB intends to request shareholder approval to cancel the shares purchased through this program and to announce further details on its ongoing capital structure optimization program. ABB aims to maintain its “single A” credit rating.

“With the divestment, ABB is well positioned for the future with a strong focus on industrial customers. Leveraging our technology leadership and passion for innovation, we will now focus on creating superior value for our customers, employees and shareholders. We will do this by evolving our decentralized business model, strengthening our performance management culture and driving active portfolio management,” said Björn Rosengren, ABB CEO.

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 1 Maximum 10 percent of the company’s issued share capital, including treasury shares

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ABB is a long-term partner of Hitachi and will initially retain a 19.9 percent equity stake in the joint venture that will operate as Hitachi ABB Power Grids and be headquartered in Switzerland. The joint venture is a global leader in power systems, with annualized revenues of approximately $10 billion and roughly 36,000 employees, serving customers in over 90 countries. The Board of Directors of the joint venture includes Timo Ihamuotila, Chief Financial Officer of ABB, and Frank Duggan, former member of ABB’s Executive Committee. Hitachi ABB Power Grids will be led by Claudio Facchin as CEO.

The transaction terms with Hitachi remain as announced on December 17, 2018, with an enterprise value of $11 billion for 100  percent of the business. ABB has a pre-defined option to exit the retained 19.9 percent shareholding three years after closing.

ABB (ABBN: SIX Swiss Ex) is a leading global technology company that energizes the transformation of society and industry to achieve a more productive, sustainable future. By connecting software to its electrification, robotics, automation and motion portfolio, ABB pushes the boundaries of technology to drive performance to new levels. With a history of excellence stretching back more than 130 years, ABB’s success is driven by about 110,000 talented employees in over 100 countries. www.abb.com

Important notice about forward-looking information

This press release includes forward-looking information and statements which are based on current expectations, estimates and projections about the factors that may affect our future performance, including the economic conditions of the regions and industries that are major markets for ABB. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects”, “believes”, “estimates”, “plans”, “targets”, or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

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For more information please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

ABB COMPLETES DIVESTMENT OF POWER GRIDS TO HITACHI	2/2

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: July 1, 2020.	By:	/s/ Jessica Mitchell
		Name:	Jessica Mitchell
		Title:	Group Senior Vice President and Head of Investor Relations

Date: July 1, 2020.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance